Exhibit 16

June 3, 2010

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for Enterprise Financial Services Corp and subsidiaries (the Company) and, under the date of March 12, 2010, we reported on the consolidated financial statements of the Company as of and for the years ended December 31, 2009 and 2008 and the effectiveness of internal control over financial reporting as of December 31, 2009. On May 28, 2010, we were dismissed. We have read the Company’s statements included under Item 4.01 of its Form 8-K dated May 28, 2010, and we agree with such statements, except that we are not in a position to agree or disagree with the Company’s statements in Item 4.01(a)(iii) and Item 4.01(b).

Very truly yours,

/s/ KPMG LLP